UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WARNER-LAMBERT SAVINGS AND STOCK PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WARNER-LAMBERT SAVINGS AND STOCK PLAN

INDEX

INDEPENDENT AUDITORS' REPORT

To the Investment Committee
Warner-Lambert Savings and Stock Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and its changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 28, 2002

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Plan's interest in the Warner-Lambert Master Trust, at fair value	$2,040,166	$902,300	$1,137,866	$ --

Loans to participants	13,823	--	--	13,823

Contributions receivable:
Participant	121	--	121	--
Employer	13,752	13,752	--	--

Net assets available for plan benefits	$2,067,862 ==========	$916,052 ========	$1,137,987 ==========	$13,823 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Plan's interest in the Warner-Lambert Master Trust, at fair value	$2,625,252	$1,227,747	$1,397,505	$ --

Loans to participants	14,211	--	--	14,211

Contributions receivable:
Participant	112	--	112	--
Employer	13,200	13,200	--	--

Net assets available for plan benefits	$2,652,775 ==========	$1,240,947 ==========	$1,397,617 ==========	$14,211 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001
(thousands of dollars)
		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the net investment loss from the Warner-Lambert Master Trust	$ (275,602)	$ (146,961)	$ (128,641)	$ --
Interest income from loans to participants	1,149	54	1,095	--
Contributions:
Participant	53,941	--	53,941	--
Employer	23,650	23,284	366	--
Withdrawals	(388,343)	(182,142)	(204,743)	(1,458)
Loan transaction transfers, net	--	39	(1,059)	1,020
Administrative expenses	(738)	(7)	(731)	--
Transfer in	1,030	--	980	50
Interfund transfers	--	(19,162)	19,162	--

Net decrease	(584,913)	(324,895)	(259,630)	(388)

Net assets available for plan benefits:
Beginning of year	2,652,775	1,240,947	1,397,617	14,211
End of year	$2,067,862 ==========	$ 916,052 ==========	$1,137,987 ==========	$13,823 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2000
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the net investment income from the Warner-Lambert Master Trust	$ 759,603	$ 488,650	$ 270,953	$ --
Interest income from loans to participants	1,191	53	1,138	--
Contributions:
Participant	66,365	--	66,365	--
Employer	38,056	37,843	213	--
Withdrawals	(335,445)	(155,353)	(179,292)	(800)
Loan transaction transfers, net	--	(94)	673	(579)
Administrative expenses	(837)	(9)	(828)	--
Interfund transfers	--	(32,248)	32,248	--

Net increase/(decrease)	528,933	338,842	191,470	(1,379)

Net assets available for plan benefits:
Beginning of year	2,123,842	902,105	1,206,147	15,590
End of year	$2,652,775 ==========	$1,240,947 ==========	$1,397,617 ==========	$14,211 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Description of the Plan

General - On June 19, 2000, Pfizer Inc. (the Company) completed a merger with Warner-Lambert Company. In connection with the merger, the Company adopted and assumed the Warner-Lambert Savings and Stock Plan (the Plan). The Plan is a defined contribution profit-sharing savings plan covering employees of the legacy Warner-Lambert Company and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. Those employees who continue to contribute to the Plan are now active employees of the Company. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Contributions - Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their base earnings each year. Participants have the option of contributing on a pre-tax and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions that are less than or equal to 6% of the participant's base earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions may be made each year of up to 65% of each participant's contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-common share versus the prior year. Participants who are eligible employees may rollover contributions from other qualified plans into the Plan.

Investment Options -

Nonparticipant Directed Fund - The Company contributes to one fund:

Company Stock Fund - This fund invests employer contributions in common stock of the Company. Beginning at age 55, participants, if they are vested, can transfer assets at graduated percentages, based on age, out of the Company Stock Fund into other investment funds.

Participant Directed Funds - Participants are able to invest in the following twenty-three investment funds:
Colleague Stock Fund -This fund invests in common stock of the Company, to provide an additional opportunity to participate in the performance of the Company's common stock.
Equity Index Trust* - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund* - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

Small-Cap Value Fund* - This fund invests in stocks of small U.S. companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund* - This fund invests primarily in stocks of established growth companies outside the U.S., predominately in Europe, East Asia, Australia and Canada, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Balanced Fund* - This fund invests in a balanced mix of approximately 60% stocks and 40% senior fixed income securities, to provide long-term growth of capital and current income.

Equity Income Fund* - This fund invests at least 65% of assets in common stocks of established companies that pay above-average dividends, and have prospects of future dividend increases, primarily to provide a high level of dividend income, and secondarily, capital growth.

Value Fund* - This fund invests in common stocks deemed to be undervalued or out of favor in the marketplace, primarily to provide long-term capital growth and, secondarily, income.
Mid-Cap Growth Fund* - This fund invests in stocks of medium-sized companies with attractive growth prospects and established operating histories, to provide long-term capital growth.
European Stock Fund* - This fund invests primarily in stocks of emerging and established European companies to achieve long-term growth of capital, and secondarily, current income.

Small-Cap Stock Fund* - This fund invests in stocks of small, growth-oriented, or undervalued companies traded in over-the-counter markets, to provide long-term capital growth using a combined growth and value approach.

Emerging Markets Stock Fund* - This fund invests in stocks of companies in the developing markets of Latin America, Asia, Europe and Africa and the Middle East, to provide a high level of long-term capital growth.

Capital Opportunity Fund* - This fund invests in a portfolio of stocks of U.S. companies with a flexible approach to stock selection, not limited by investment style, industry or company size.

Health Sciences Fund* - This fund invests primarily in the common stocks of companies engaged in the research, development, production, or distribution of health-related products and services, to provide long-term capital growth.

New America Growth Fund* - This fund invests primarily in the common stocks of U.S. companies operating in fast growing sectors, to provide long-term capital growth.
New Horizons Fund* - This fund invests in common stocks of small, rapidly growing companies in a broad range of industries, early in the corporate life cycle, to provide long-term capital growth.

Science & Technology Fund* - This fund invests in common stocks of companies both foreign and domestic that are expected to benefit from the development, advancement, and use of science and technology, such as those in computer, electronics, biotechnology and chemical industries, to provide long-term capital growth.

Spectrum Income Fund* - This fund invests in a managed mix of T. Rowe Price funds, including five U.S. bond funds, two foreign bond funds, a money market fund, and an income-oriented stock fund, to provide higher income from a managed mix of funds.

Spectrum Growth Fund* - This fund invests in a managed mix of T. Rowe Price funds, including U.S. stock funds, an international stock fund, and a money market fund, to provide long-term growth of capital and income from a managed mix of funds.

Personal Strategy Income Fund* - This fund invests in a diversified mix of approximately 40% stocks, 40% bonds and 20% money market securities, to provide a high total return over time consistent with a primary emphasis on income (bonds) and a secondary emphasis on capital appreciation (stocks).

Personal Strategy Growth Fund* - This fund invests in a diversified mix of approximately 80% stocks and 20% bonds and money market securities, to provide a high total return over time consistent with a primary emphasis on capital appreciation and a secondary emphasis on income.

New Income Fund* - This fund invests in U.S. Treasury securities, corporate bonds and bank obligations with medium to long-term maturity dates, to provide a high level of income over the long term consistent with the preservation of capital.

High Yield Fund* - This fund invests primarily in longer-term, lower-quality corporate ("junk") bonds that have an average maturity of approximately 10 years, primarily to provide a high level of income and, secondarily, capital growth.

* T. Rowe Price sponsored fund.

Changes in the participants' allocations relating to their future contributions and their current account balances can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

The trustee of the Plan, T. Rowe Price (the Trustee), manages investments in its sponsored funds and therefore, is deemed a related party.

Vesting - Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 2001 and 2000 were $1,268 thousand and $1,940 thousand, respectively.

Loans to Participants - Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's vested account balance reduced by any current outstanding loan balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective as of the last business day of the month before the month in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may only borrow from their vested account balances. Participant loans are presented at cost, which approximates fair value.

Benefit Payments - Upon retirement, total disability or death, participants or their beneficiaries may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of the participant account balances in the Company Stock Fund, if vested, and all other savings investment funds.

Plan Termination - In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of affected participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company's Board of Directors, each participant shall be entitled to the vested balance in accumulated investments credited to his/her account under the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Master Trust Arrangement - The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the Plans) in the Warner-Lambert Master Trust (the Master Trust) for investment and administrative purposes. The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

The value of the Fixed Income fund is determined by multiplying $1.00 by the number of shares owned by the Master Trust in the fund. Within the Fixed Income fund are fully benefit-responsive guaranteed investment contracts, the principal and interest of which are guaranteed. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive guaranteed investment contracts for the years ended December 31, 2001 and 2000 was 6.58% and 6.45%, respectively. The Equity Index Trust fund is stated at net asset value as determined based on the closing market prices of the underlying investments held. The investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

Dividend and interest income are recorded by the Trustee as earned by the Master Trust. Net appreciation/ (depreciation) in fair value of Master Trust investments consists of realized and unrealized gains and losses.

Loan Fund - The Loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Interest Income from Loans to Participants - Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Expenses - All expenses are paid by the Plan unless paid by the Company.

Note 3 - Tax Status of the Plan

The Internal Revenue Service (IRS) issued a favorable determination letter to the Plan, dated September 20, 1995, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code (the Code). The Plan was restated effective January 1, 2001 to incorporate new tax law changes and was submitted to the IRS for a new determination letter on February 28, 2002. The Company believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the Code. Accordingly, no provision has been made for federal income taxes.

Note 4 - Plan Administration

The Investment Committee (the Committee) of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Plan and the Master Trust, including oversight of the investments, the trustee and investment managers.

Note 5 - Master Trust Financial Information

The investments of the Master Trust as of December 31, 2001 and 2000 were as follows:
(thousands of dollars)	2001	2000

Investments at fair value:
Company common stock	$1,548,271	$2,049,824
Equity funds	357,304	437,082
Bond funds	11,433	8,454
Fixed income fund	166,280	182,801
Cash and cash equivalents	1,258	171

Net assets available for benefits	$2,084,546	$2,678,332
	==========	==========
Plan's interest in the Master Trust	$2,040,166	$2,625,252
	==========	==========

The investment activity of the Master Trust for the years ended December 31, 2001 and 2000 was as follows:
(thousands of dollars)	2001	2000

Net (depreciation)/appreciation in fair value of investments:
Company common stock	$(263,551)	$790,247
Equity funds	(52,626)	(70,018)
Bond funds	(162)	(270)
Fixed income fund	--	(74)
	(316,339)	719,885
Dividend and interest income	34,888	56,800
	$(281,451) =========	$776,685 ========
Plan's interest in the net investment(loss)/income from the Master Trust	$(275,602) =========	$759,603 ========

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the investments and investment activity of the Master Trust.

At December 31, 2001 and 2000, the Plan's interest in the Master Trust was approximately 98%. The unaudited financial statements of the Master Trust as of and for the years ended October 31, 2001 and 2000 are prepared on the cash basis of accounting and are included as Exhibit I to the Plan's Form 11-K.

Note 6 - Transfer In

During 2001, another Company plan, the Willinger Brothers, Inc. 401(k) plan, became part of the Plan. As a result, participants in this plan became eligible to participate in the Plan and assets of $1,030 thousand, which included loans to participants of $50 thousand, were transferred into the Master Trust.

Note 7 - Plan Merger and Modification

Effective February 1, 2002, most of the assets of the Plan and all of the assets of another Company plan, the Agouron Pharmaceuticals, Inc. 401(k) plan, totaling $1.83 billion were transferred into the Pfizer Savings and Investment Plan (PSIP) to create one harmonized savings plan for all eligible employees of the Company. At the same time, the PSIP was renamed the Pfizer Savings Plan. Participants remaining in the Plan are those individuals who are or were covered by the collective bargaining agreement between the Paper, Allied-Industrial, Chemical and Energy Workers International Union, A.F.L.- C.I.O., Lititz, PA, Local 2-670 and the Warner-Lambert Company. The Plan's beneficial interest in the net assets of the Master Trust, excluding those related to the remaining participants, were transferred to the trustee of the Pfizer Savings Plan. The assets remaining in the Plan as of February 1, 2002 were $58.6 million.

SCHEDULE I
WARNER-LAMBERT SAVINGS AND STOCK PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001
(thousands of dollars)

	Cost	Current Value
Plan's interest in the Warner-Lambert Master Trust*	$911,815	$2,040,166

Loans to participants*
(Interest rates: 5.0% - 9.5%) (Maturity dates through 5/14/09)	13,823	13,823

	$925,638 ========	$2,053,989 ==========

* Party-in-interest

 See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WARNER-LAMBERT SAVINGS AND STOCK PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer, Pfizer Inc. Chair, Investment Committee

Date:  June 28, 2002

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2001
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Investments at fair value:
Company common stock	$1,663,212	$990,033	$ 673,179	$ --
Equity funds	326,469	--	326,469	--
Bond funds	10,447	--	10,447	--
Fixed income fund	164,152	--	164,152	--

Loans to participants	15,903	--	--	15,903

Net assets available for benefits	$2,180,183 ==========	$990,033 ========	$1,174,247 ==========	$15,903 =======

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2000
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Investments at fair value:
Company common stock	$2,003,142	$1,227,402	$ 775,740	$ --
Equity funds	482,935	--	482,935	--
Bond funds	8,268	--	8,268	--
Fixed income fund	182,278	--	182,278	--

Loans to participants	16,274	--	--	16,274

Net assets available for benefits	$2,692,897 ==========	$1,227,402 ==========	$1,449,221 ==========	$16,274 =======

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2001
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investment activity:
Interest income from loans to participants	$ 1,277	$ 100	$ 1,177	$ --
Dividend and interest income	57,800	10,876	46,924	--
Net depreciation in fair value of investments	(198,247)	(35,227)	(163,020)	--

Contributions:
Participant	57,586	--	57,586	--
Employer	24,090	24,557	(467)	--

Loan transaction transfers, net	--	(102)	(1,155)	1,257

Withdrawals	(455,401)	(223,214)	(230,509)	(1,678)

Administrative expenses	(849)	(11)	(838)	--

Interfund transfers	--	(14,348)	14,348	--

Transfer in	1,030	--	980	50

Net decrease	(512,714)	(237,369)	(274,974)	(371)

Net assets available for benefits:
Beginning of year	2,692,897	1,227,402	1,449,221	16,274
End of year	$2,180,183 ==========	$ 990,033 ==========	$1,174,247 ==========	$15,903 =======

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2000
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investment activity:
Interest income from loans to participants	$ 1,299	$ 82	$ 1,217	$ --
Dividend and interest income	49,764	10,228	39,536	--
Net appreciation in fair value of investments	724,742	433,689	291,053	--

Contributions:
Participant	71,191	--	71,191	--
Employer	27,043	26,746	297	--

Loan transaction transfers, net	--	(235)	183	52

Withdrawals	(274,856)	(115,376)	(158,786)	(694)

Administrative expenses	(951)	(15)	(936)	--

Interfund transfers	--	(43,172)	43,172	--

Net increase/(decrease)	598,232	311,947	286,927	(642)

Net assets available for benefits:
Beginning of year	2,094,665	915,455	1,162,294	16,916
End of year	$2,692,897 ==========	$1,227,402 ==========	$1,449,221 ==========	$16,274 =======

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
NOTES TO FINANCIAL STATEMENTS
(thousands of dollars)

(unaudited)

Note 1 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Warner-Lambert Master Trust (the Master Trust) include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the Plans) and are prepared on the cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments - The value of the Fixed Income fund is determined by multiplying $1.00 by the number of shares owned by the Master Trust in the fund. Within the Fixed Income fund are fully benefit-responsive guaranteed investment contracts, the principal and interest of which are guaranteed. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive guaranteed investment contracts for the years ended December 31, 2001 was 6.58% and 6.45%, respectively. The Equity Index Trust fund is stated at net asset value as determined based on the closing market prices of the underlying investments held. The investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the Master Trust year.

Loan Fund - The loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Investment Activity - Dividend and interest income are recorded by T. Rowe Price (the Trustee) as earned. Net appreciation/(depreciation) in fair value of investments consists of realized and unrealized gains and losses. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Expenses - All expenses are paid by the Plans unless paid by Pfizer Inc. (the Company).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties - Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the investments and investment activity of the Master Trust.

Note 2 - Tax Status of the Master Trust

The Plans in the Master Trust are intended to be qualified plans under the Internal Revenue Code (the Code) and the Puerto Rico Internal Revenue Code of 1994, respectively and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.

Note 3 - Significant Investments

The following presents the fair value of investments that represent 5% or more of the net assets of the Master Trust:

	October 31, 2001	October 31, 2000

Company* common stock	$1,663,212	$2,003,142
T. Rowe Price equity index fund	115,881	177,209

* Pfizer Inc.

Note 4 - Trust Administration

The Investment Committee (the Committee) of the Plans monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Master Trust, including oversight of investments, the trustee and investment managers.

Note 5 - Transfer In

During 2001, another Company plan, the Willinger Brothers, Inc. 401(k) plan became part of the Warner-Lambert Savings and Stock Plan (WLSSP). As a result, participants in this plan became eligible to participate in the WLSSP and assets of $1,030, which included loans to participants of $50, were transferred into the Master Trust.

Note 6 - Subsequent Event

Effective February 1, 2002, most of the assets of the WLSSP and all of the assets of another Company plan, the Agouron Pharmaceuticals, Inc. 401(k) plan, totaling $1.83 billion were transferred into the Pfizer Savings and Investment Plan (PSIP) to create one harmonized savings plan for all eligible employees of the Company. At the same time, the PSIP was renamed the Pfizer Savings Plan. Participants remaining in the WLSSP are those individuals who are or were covered by the collective bargaining agreement between the Paper, Allied-Industrial, Chemical and Energy Workers International Union, A.F.L.- C.I.O., Lititz, PA, Local 2-670 and the Warner-Lambert Company. The WLSSP's beneficial interest in the net assets of the Master Trust, excluding those related to the remaining participants, were transferred to the trustee of the Pfizer Savings Plan. The assets remaining in the Plan as of February 1, 2002 were $58.6 million.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 of Pfizer Inc. dated June 19, 2000 (File No. 333-39610) of our report dated June 28, 2002 relating to the statements of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Warner-Lambert Savings and Stock Plan.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 28, 2002